EXHIBIT 20.1

                               [BANKUNITED LOGO]


FOR IMMEDIATE RELEASE                                  CONTACT:  Deborah L. Koch
January 28, 1999                                                    305-569-2000


                  BANKUNITED ANNOUNCES FIRST QUARTER EARNINGS;
                REVIEW INTO SIGNIFICANT RESTRUCTURING OF COMPANY

CORAL GABLES, FL --- BankUnited Financial Corporation, parent company of BankUnited, FSB, today at its annual Stockholder's Meeting reported net income after preferred stock dividends of $208,000 for the three months ended December 31, 1998 versus $1.6 million for the quarter ended December 31, 1997. Basic and diluted earnings were $0.01 (1 cent) and $0.01 (1 cent) per share respectively for the first quarter of fiscal 1999 versus $0.13 (13 cents) and $0.12 (12 cents) per share for the same period in the prior year.

BankUnited's assets reached $3.8 billion this quarter. Deposits increased to $2.3 billion. Furthermore, the Company's book value per share was $10.45 and tangible book value per share was $8.71.

Alfred R. Camner, Chairman and Chief Executive Officer, stated, "BankUnited is disappointed to report that it continues to suffer from rapid prepayments in the bank's adjustable rate 1-year CMT mortgage portfolio, including related securitizations. It appears that the unanticipated prolonged flatness of the yield curve as well as the volatility in interest rates has produced unusually high levels of prepayments in adjustable rate mortgages. As noted in our last several quarters, these prepayments have caused a significant reduction in our total interest income and margins. For this December quarter, the total charge against income from premium amortization was $5.7 million. This expense occurred primarily from those prepayments related to 1-year CMT adjustable rate mortgages, including securitizations, which were purchased in the secondary market."

"Our management team, lead by new President and Chief Operating Officer, Mehdi Ghomeshi, is now comprehensively reviewing all lines of business for the purpose of restructuring and consolidating our organization while improving revenue and reducing expenses. Part of this review will include our activities involving adjustable rate mortgages purchased in the secondary market. We will be analyzing the profitability of each business segment as well as turning our focus on originating our own assets, as opposed to our current reliance on loan purchases in the secondary market. We are eagerly anticipating the positive impact that this exercise will have on the bank's future margins," Mr. Camner further stated.

                                     -more-


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BANKUNITED - page 2

"We expect to complete our overall restructuring review this coming quarter. As a result, we anticipate that there may be a significant charge to income occurring in the March quarter relating to the discontinuance and consolidation of various areas in the bank, including possibly those areas involving the adjustable rate mortgage portfolio purchased in the secondary market."

"Unfortunately, the earnings figures have detracted from some excellent achievements made by BankUnited this last year. We have established a significant banking franchise in South Florida, with 25 branch offices as well as several new offices which are anticipated to open in the near future. Our assets grew 27% and deposits grew 59% over the same quarter last year. BankUnited enjoyed a strong capital position with core and risk-based capital ratios of 8.56% and 17.22%, respectively, well above the minimum ratios required."

Mr. Ghomeshi said, "My vision for BankUnited is to establish a strong banking franchise that offers innovative products and services to meet the financial needs of our customers. To accomplish that vision, we are working to develop a business model that stresses building profitable customer relationships and profitable business lines, allowing us to allocate resources to areas that generate the most shareholder value."

"One of the primary ways we will generate higher margins is by originating most of our assets through increasing our commercial and consumer, including residential, loan activity. This shift in strategy will reduce our loan purchases on the secondary market, a significant method of acquiring assets currently used by BankUnited."

"Looking to 1999, these and other initiatives will ensure our long-term financial performance and the value provided to our shareholders. Entering new lines of business and focusing our products and services around key customer segments means we will be providing the right product to the right customer at the right price," Mr. Ghomeshi concluded.

Other business discussed at the Stockholder's Meeting included the election of Mehdi Ghomeshi as a Class II Director and the reelection of Allen M. Bernkrant, Earline G. Ford and Bruce D. Friesner as Class III Directors.

The Stockholders also approved an amendment to the 1996 Incentive Compensation and Stock Award Plan to increase the number of shares of Common Stock and the number of shares of Series B Preferred Stock available for the grant of options, stock bonuses, stock awards, restricted stock and restricted stock units.

BankUnited, FSB is the principal subsidiary of BankUnited Financial Corporation and is the largest financial institution headquartered in Florida. It operates 25 banking offices throughout Miami-Dade, Broward, Palm Beach and Collier Counties. Additional branch offices in Plantation and Deerfield Beach are expected to open in the near future.

BankUnited Financial Corporation is traded on the Nasdaq National Market. Its common stock trades under the symbol BKUNA. BankUnited Capital II trust preferred securities
                                     -more-

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BANKUNITED - page 3


trade on NASDAQ under the symbol BKUNZ. BankUnited Capital III trust preferred securities trade on the New York Stock Exchange under the symbol BUFPrC.

This press release may contain certain forward-looking statements, which are based on management's expectations regarding factors that may impact the Company's earnings in future periods. Factors that could cause future results to vary materially from current management expectations include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory and technological factors affecting the Company's operations, pricing, products and services.


                                      # # #

BANKUNITED FINANCIAL CORPORATION
THREE MONTHS ENDED DECEMBER 31, 1998 EARNINGS RELEASE

                                                                    FOR THE THREE MONTHS ENDED
                                                                          DECEMBER  31,
                                                                   ----------------------------
                                                                       1998        1997
                                                                   ----------------------------
                                                               (in thousands, except per share data)

Total interest income                                              $    58,145 $    41,450
Total interest expense                                                  48,056      32,083
                                                                   ----------- -----------
    Net interest income                                                 10,089       9,367

Provision for loan losses                                                  400         650
                                                                   ----------- -----------
    Net interest income after provision for loan losses                  9,689       8,717

Net gain(loss) on sale of assets                                            (9)      1,115
Total other income                                                       1,302         529
Total other expense                                                     10,222       7,025
                                                                   ----------- -----------
   Income before income taxes and preferred stock dividends                760       3,336

Provision for income taxes                                                 364       1,361
                                                                   ----------- -----------

   Net income before preferred stock dividend                              396       1,975
Preferred stock dividends                                                  188         332
                                                                   ----------- -----------
    Net income after preferred stock dividends                     $       208 $     1,643
                                                                   =========== ===========


Basic earnings per common share:                                   $      0.01 $      0.13
                                                                   =========== ===========

Weighted average common shares                                      18,188,954  13,012,115
                                                                   =========== ===========

Diluted earnings per common share:                                 $      0.01 $      0.12
                                                                   =========== ===========

Weighted average diluted common shares                              18,565,707  14,041,609
                                                                   =========== ===========


Return on average equity                                                  0.80%       5.87%
Return on average assets                                                  0.04%       0.33%
Net interest yield on earning assets                                      1.17%       1.66%
Net interest spread                                                       1.02%       1.39%

                                                                      AS OF DECEMBER 31,
                                                                   -----------------------
                                                                       1998        1997
                                                                   -----------------------

Total assets                                                       $ 3,832,377 $ 3,028,776
Loans receivable,net                                                 3,147,587   2,671,657
Mortgage-backed securities                                             323,590      95,285
Deposits                                                             2,301,162   1,444,102
Borrowings                                                           1,073,427   1,291,466
Trust preferred securities                                             218,500     116,000
Stockholders' equity                                                   198,847     145,631
Book value per common share                                              10.45        9.13
Fully converted tangible book value per common share                      8.38        8.19